Exhibit 99.77

Consent of the Independent Accountants

We make reference to the Registration Statement on Form 40-F of Franco-Nevada Corporation (the Company) to be filed with the United States Securities and Exchange Commission on August 26, 2011 relating to the registration of the Company on the New York Stock Exchange.

We hereby consent to the use in the above-mentioned Form 40-F of our report dated March 24, 2011 to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended prepared in accordance with Canadian generally accepted accounting principles. Additionally, we consent to the use in the above-mentioned Form 40-F of our report dated March 23, 2010 to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31 2009 and 2008 and the consolidated statements of operations and comprehensive income (loss), cash flows, and shareholders’ equity for the years then ended prepared in accordance with Canadian generally accepted accounting principles.

In connection with our audits of the aforementioned consolidated financial statements, we also consent to the use in the above-mentioned Form 40-F of our report dated March 24, 2011 to the Board of Directors of the Company on the related supplemental schedule entitled “Franco-Nevada Canadian - US GAAP Reconciliation 2010, 2009, 2008” which is included in the Form 40-F and was prepared pursuant to the disclosure requirements of item 18 of Form 20-F.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

August 26, 2011